The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company of NY
and
Brighthouse Variable Annuity Account B

Simple Solutions

Disclosure Notice
April 28, 2025
A flexible premium deferred variable annuity contract

This Disclosure Notice provides certain updated information about your Simple Solutions Variable Annuity Contract (the “Contract” or “contract”), a flexible premium deferred variable annuity contract issued by Brighthouse Life Insurance Company of NY (“BLNY”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLNY and Brighthouse Variable Annuity Account B (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF43. The Contract prospectus, dated April 28, 2014, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms
Account Value. The sum of your interests in the Investment Portfolios.
Accumulation Phase. The period in which earnings accumulate on a tax-deferred basis.
Contract Year. A Contract Year is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.
Investment Portfolios. The means of investing offered to Owners in various underlying fund portfolios. May also be referred to as “Portfolio Company.”
Monitored Portfolios. Certain Investment Portfolios on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment. A Purchase Payment is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments.
Separate Account. We have established Brighthouse Variable Annuity Account B to hold the assets that underlie the Contracts.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This does not reflect all of the changes that have occurred since you entered into your Contract.

There have been no changes to the Contract to report in this section since the date of the last prospectus supplement dated April 29, 2024.
Investment Portfolios
•Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio

Important Information You Should Consider About the Contract
	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 5 full Contract Years following a
Purchase Payment, you may be assessed a withdrawal charge of up to 7% of the Purchase Payment withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment.
Fee Table and Examples Expenses – Withdrawal Charge
Transaction Charges
In addition to withdrawal charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Investment Portfolios and the Fixed Account.
Transfer Fee. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Expenses – Transfer Fee
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table and Examples Expenses – Product Charges Appendix A Investment Portfolios Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	2.02%	2.82%
	Investment options (Portfolio Company fees and expenses)[2]	0.53%	0.97%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	None	None
1 As a percentage of average Account Value in the Separate Account. The charge shown also includes the Account Fee and the LWG Rider. The charge for the LWG Rider is a percentage of the Total Guaranteed Withdrawal Amount, which is a value used to calculate your benefit.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,434	Highest Annual Cost $2,916
	Assumes:	Assumes:
●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No optional benefits ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals
●Investment of $100,000
●5% annual appreciation
●Most expensive combination
of optional benefits and
Portfolio Company fees and
expenses
●No sales charges
●No additional Purchase
Payments, transfers, or
withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	The Annuity Contract Investment Options
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Withdrawal charges may apply for the first 5 full Contract Years following a
Purchase Payment. Withdrawal charges will reduce the value of your contract if you withdraw money during that time.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract Investment Options
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Portfolio Companies).
●Each investment option has its own unique risks.
●You should review the prospectuses for the available funds before making an investment decision.
Investment Options
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about BLNY, including our financial strength ratings, is available by contacting us at (888) 243-1968.
The Annuity Contract Other Information – The Separate Account
Restrictions
Investments
●Currently, we allow unlimited transfers among investment options without charge during the Accumulation Phase. However, we reserve the right to impose a charge on transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Portfolio Companies available as investment options under the Contract.
Investment Options
Optional Benefits	●None.	Not Applicable
Taxes
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Taxes
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Selling Firms

	Conflicts of Interest	Location in Prospectus
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing Contract.
Contract Exchanges

APPENDIX A
Investment Portfolios Available Under the Contract
The following is a list of Investment Portfolios under the Contract. More information about the Investment Portfolios is available in the prospectuses for the Investment Portfolios, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF43. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Investment Portfolio, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Portfolio’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	American Funds® Balanced Allocation Portfolio — Class C1‡ Brighthouse Investment Advisers, LLC	0.96%	11.60%	7.00%	7.21%
Seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.	American Funds® Moderate Allocation Portfolio — Class C1‡ Brighthouse Investment Advisers, LLC	0.94%	9.12%	5.44%	5.78%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.62%	4.83%	2.09%	1.46%
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B1#‡ Brighthouse Investment Advisers, LLC	0.91%	3.85%	2.11%	2.99%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B1‡ Brighthouse Investment Advisers, LLC	0.90%	5.83%	3.75%	4.43%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class G2# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.57%	0.61%	-0.90%	0.79%
Seeks to track the performance of the Standard & Poor’s MidCap 400® Composite Stock Price Index.	MetLife Mid Cap Stock Index Portfolio — Class G2 Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.60%	13.28%	9.72%	9.08%
A-1

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class G2 Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.68%	2.92%	4.15%	4.73%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class G2 Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.61%	10.87%	6.94%	7.45%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class B2# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.51%	24.37%	13.95%	12.54%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
‡
This Investment Portfolio is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
1
These portfolios are only available for investment in contracts issued prior to December 12, 2011.
2
These portfolios are only available for investment in contracts issued on and after December 12, 2011.
A-2

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated April 28, 2014, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (888) 243-1932, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF43.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000078063